UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant ☐	Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

CLST HOLDINGS, INC.
(Name of Registrant as Specified In Its Charter)

Timothy S. Durham Manoj Rajegowda Robert A. Kaiser

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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TIMOTHY S. DURHAM

July [__], 2007

Dear Fellow Stockholder:

Timothy S. Durham, together with his fellow participants in this solicitation (collectively, “Durham”), is a significant stockholder in CLST Holdings, Inc., (“CLST” or the “Company”). We write to you regarding the annual meeting of stockholders scheduled to be held on July 31, 2007, at 10:00 a.m. Dallas Time at the Hilton Dallas Lincoln Centre, 5410 LBJ Freeway, Dallas, Texas, 75240. Durham does not believe that the management’s nominees for election to the Board of Directors of CLST are the best persons to manage the Company in your best interests. Durham is therefore seeking your support at the annual meeting of stockholders for the following purposes:

1. To elect Durham's slate of nominees to CLST's Board of Directors, with Robert Kaiser as the Class I director for a term of one year, Manoj Rajegowda as the Class II director for a term of two years, and Timothy S. Durham as the Class III director for a term of three years; and in each case, until their successors are elected and qualified; and

2. To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Durham urges you to carefully consider the information contained in the attached proxy statement and then support its efforts by voting your shares today by telephone or via the Internet as detailed in the enclosed GREEN proxy card, or by signing, dating and returning today the enclosed GREEN proxy card in the postage paid envelope provided. The attached proxy statement and GREEN proxy card are first being furnished to the stockholders on or about July [        ], 2007.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY CLST'S MANAGEMENT TO CLST, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD OR BY FOLLOWING THE INSTRUCTIONS FOR TELEPHONE OR INTERNET VOTING DETAILED THEREON. ONLY YOUR LATEST DATED PROXY CARD COUNTS!

If you have any questions or require assistance voting your shares, please contact Morrow & Co., Inc., who is assisting us, at their address and phone number listed on the following page.

Thank you for your support, /s/ Timothy S. Durham

ANNUAL MEETING OF STOCKHOLDERS
OF
CLST HOLDINGS INC.
—————————————
PROXY STATEMENT
OF
TIMOTHY S. DURHAM, MANOJ RAJEGOWDA AND ROBERT A. KAISER
—————————————
PLEASE VOTE YOUR SHARES TODAY BY TELEPHONE OR INTERNET, AS DESCRIBED IN THE
ENCLOSED GREEN PROXY CARD, OR BY SIGNING, DATING AND RETURNING THE GREEN PROXY
CARD IN THE POSTAGE PAID ENVELOPE PROVIDED.

Timothy S. Durham, together with his fellow participants in this solicitation (collectively, “Durham”), is a significant stockholder in CLST Holdings, Inc., (“CLST” or the “Company”). Durham is writing to you in connection with the election of three (3) nominees to the Board of Directors of CLST, at the annual meeting of stockholders scheduled to be held on July 31, 2007, at 10:00 a.m. Dallas Time at the Hilton Dallas Lincoln Centre, 5410 LBJ Freeway, Dallas, Texas, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"). This proxy statement (the "proxy statement") and the enclosed GREEN proxy card are first being furnished to stockholders on or about July [         ], 2007.

This proxy statement and the enclosed GREEN proxy card are being furnished to stockholders of CLST by Durham in connection with the solicitation of proxies from CLST's stockholders for the following proposals (the “Solicitation”):

1. To elect Durham's slate of nominees to CLST's Board of Directors, with Robert Kaiser as the Class I director for a term of one year, Manoj Rajegowda as the Class II director for a term of two years, and Timothy S. Durham as the Class III director for a term of three years; and in each case, until their successors are elected and qualified; and

2. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Timothy S. Durham, Manoj Rajegowda and Robert A. Kaiser are deemed participants in this Solicitation.

CLST has set the close of business on June 27, 2007 as the record date (the "record date") for determining stockholders entitled to notice of and to vote at the Annual Meeting. The mailing address of the principal executive offices of CLST is 601 S. Royal Lane, Coppell, Texas 75019. Stockholders of record at the close of business on the record date will be entitled to vote at the Annual Meeting.

According to CLST, as of the record date, there were 20,553,205 shares of Common Stock outstanding, $0.01 par value per share (the "Shares"), each Share entitled to one vote per share. As of the record date, Durham, along with all of the participants in this Solicitation, were the collective beneficial owners of an aggregate of 1,105,824 Shares, which represent approximately 5.3% of the votes entitled to be cast at the Annual Meeting (based on CLST's proxy statement). The participants in this Solicitation intend to vote such Shares for the election of Durham's nominee directors.

Mr. Rajegowda does not beneficially own any Shares of the Company. While Mr. Rajegowda expects that MC Investment Partners LLC, which beneficially owns 597,907 Shares and of which Mr. Rajegowda is an employee, will use its Shares to vote in favor of Durham’s nominee directors, he does not have the power to direct the vote of such Shares nor has he entered into any agreement with MC Investment Partners LLC relating to the voting of its Shares.

THIS SOLICITATION IS BEING MADE BY DURHAM AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF CLST. DURHAM IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, WHICH DURHAM IS NOT AWARE OF WITHIN A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GREEN PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

DURHAM URGES YOU TO VOTE IN FAVOR OF THE ELECTION OF DURHAM'S NOMINEES EITHER BY TELEPHONE OR BY INTERNET AS DESCRIBED IN THE ENCLOSED GREEN PROXY CARD OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD TODAY.

IF YOU HAVE ALREADY GIVEN A PROXY TO CLST'S MANAGEMENT, YOU MAY REVOKE THAT PROXY AND VOTE IN FAVOR OF DURHAM'S NOMINEES BY VOTING YOUR SHARES BY TELEPHONE OR BY INTERNET AS DESCRIBED IN THE ENCLOSED GREEN PROXY CARD OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY AUTHORIZING A LATER PROXY BY TELEPHONE OR INTERNET OR BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO DURHAM, C/O MORROW & CO., INC., 470 WEST AVENUE, STAMFORD, CT 06902, WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF CLST (WITH A COPY TO MORROW & CO., INC.) OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT
YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

If you have already sent a proxy card furnished by CLST's management to CLST, you have every right to change your vote by signing, dating and returning the enclosed GREEN proxy card or by following the instructions for telephone or internet voting detailed thereon. Only your latest dated proxy card counts.

YOU MAY VOTE YOUR SHARES BY TELEPHONE OR INTERNET, AS DESCRIBED IN THE ENCLOSED GREEN PROXY CARD, OR BY SIGNING, DATING AND RETURNING TODAY THE ENCLOSED
GREEN PROXY CARD, MARKED FOR THE ELECTION OF DURHAM'S NOMINEES.

o If your Shares are registered in your own name, you may vote your Shares by following the instructions for Internet voting detailed on the enclosed GREEN proxy card, by calling the toll−free number contained therein, or by signing, dating and mailing the enclosed GREEN proxy card in the enclosed return envelope to Durham, c/o Morrow & Co., Inc., in the enclosed postage-paid envelope today.

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please provide your broker or bank with voting instructions to vote on your behalf the GREEN proxy card. In addition, if you hold your Shares in a brokerage or bank account, your broker or bank may allow you to provide your voting instructions by telephone or Internet. Please consult the materials you receive from your broker or bank prior to authorizing a proxy by telephone or Internet. Durham urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to Durham, c/o Morrow & Co., Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Durham’s proxy materials, please call
Morrow & Co., Inc. at the phone numbers listed below.

Morrow & Co., Inc.

470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400
Stockholders Call Toll Free: (800) 607-0088

BACKGROUND

Durham nominates Robert Kaiser as the Class I director for a term of one year, Manoj Rajegowda as the Class II director for a term of two years, and Timothy S. Durham as the Class III director for a term of three years. Mr. Durham is a private investor and holds 773,401 Shares. Mr. Kaiser is a current director and former President and Chief Executive Officer of the Company who holds 332,423 Shares. Mr. Rajegowda is an analyst for MC Investment Partners LLC, a private equity/hedge fund firm, which holds 597,907 Shares.

Although Mr. Kaiser is a current director of the Company, he was not nominated by the Company’s nominating committee for the upcoming election. Instead he has been nominated by Durham.

Mr. Durham has been a significant stockholder of the Company for more than 2 years. On or about July 12, 2006, Mr. Durham met with representatives of the Company, primarily Mr. Kaiser who was then President and Chief Executive Officer of the Company, to discuss the Company’s public information, its operations, and Mr. Durham’s views about aligning stockholders’ interest with management’s and other general issues related to the Company. Thereafter, Mr. Durham and Mr. Kaiser occasionally spoke by telephone regarding the Company’s public information.

On December 18, 2006, the Company announced that it had entered into agreements to sell substantially all of its businesses.

Mr. Durham met with representatives of the Company, including Mr. Kaiser, as well as Brian Ladin, whose employer, Bonanza Fund Management LLC, is a major stockholder, on or about January 4, 2007 to discuss the sale of the Company’s United States and Miami-based Latin American operations and the sale of the Company’s Mexico operations. The Company made a presentation to Messrs. Durham and Ladin at that meeting, and Mr. Durham expressed his belief that the proposed transactions were not reflective of the value of the Company. Mr. Durham also informed the Company that he might seek alternative transactions for the Company. On February 21, 2007, the Company distributed a proxy statement to its stockholders, seeking approval of the agreements relating to the sale of the Company’s businesses and to a plan of dissolution and liquidation of the Company. Mr. Durham then had a telephone conversation with Mr. Kaiser on March 23, 2007 to inform him that he was not able to garner other interest in the Company and that he intended to support the two proposed transactions and vote in favor of adopting the proposed plan of dissolution and liquidation. During late March 2007, in a telephone conversation, Mr. Durham proposed to Mr. Kaiser that the Company’s current board should resign and appoint a group of stockholders as the new board to oversee the dissolution and liquidation of the Company. On March 28, 2007, the Company’s stockholders approved the sale of the Company’s businesses and the adoption of a plan of dissolution and liquidation.

On March 28, 2007, Mr. Ladin sent a letter to the board seeking the cooperation of the directors to work with major stockholders to nominate directors to oversee the Company’s dissolution.

On April 3, 2007, Mr. Richard D. Squires, a stockholder of the Company, sent a letter to the board requesting a meeting to discuss the dissolution.

Mr. Kaiser resigned as the President and Chief Executive Officer of the Company on March 30, 2007 in connection with the sale of some of the Company’s businesses to Brightpoint. The agreement with Brightpoint provided that Mr. Kaiser’s employment relationship with the Company would be terminated and that all amounts owed him under his employment agreement in the event of a change of control of the Company’s business would be paid at closing. Mr. Kaiser believes that Brightpoint negotiated these provisions to assure itself that Mr. Kaiser’s obligation to refrain from competing with the business purchased by Brightpoint for 12 months after the closing would have a greater chance of being enforceable under applicable law. Although Mr. Kaiser would have preferred to remain an employee of the Company through the end of the first quarter reporting period, he resigned on March 30, 2007 to avoid delaying the Brightpoint transaction. Mr. Kaiser received $3,620,000 in connection with the closing of the Brightpoint transaction. The money was paid directly by Brightpoint on behalf of the Company and consisted of (i) three times his annual pay of $650,000 ($1,950,000); (ii) three times his estimated bonus amount of $390,000 ($1,170,000); and (iii) an additional contractual payment of $500,000, for a total change in control payment of $3,620,000. Additionally, Mr. Kaiser received medical benefits totaling $3,777, outplacement services totaling $15,000 and personal time off totaling $78,122.

On April 13, 2007, counsel for Mr. Durham delivered a letter to the Company’s Board demanding, on Mr. Durham’s behalf, that an annual meeting of stockholders be held not later than May 31, 2007 to elect the entire Board of Directors of the Company. Mr. Durham made his demand for an annual meeting to elect directors under Section 211 of the Delaware General Corporation Law, which permits a stockholder to require a meeting to elect directors if one has not been held for 13 months. The letter also demanded that the Company provide Mr. Durham the opportunity to suggest one or more persons for the Company to nominate. In addition, Mr. Durham demanded that Mr. Kaiser, in his capacity as Chairman of the Board, exercise his authority under the Company’s bylaws to call an annual meeting of stockholders if the Company failed to do so. Mr. Kaiser sent a letter dated April 14, 2007 to the other directors calling a special meeting. The full board discussed the matter at a meeting on April 17, 2007, at which time Mr. Kaiser withdrew his call for the special meeting as the board instead decided to hold an annual meeting by the end of June 2007.

On April 17, 2007, Mr. Kaiser resigned as Chairman of the Board, although he remained a member of the Board of Directors. The Company did not respond to Mr. Durham’s demand for an annual meeting of stockholders, although through its counsel it did suggest a meeting with Mr. Durham.

On April 26, 2007, Mr. Durham met with two representatives of the board, John L. Jackson and Dale V. Kesler. Also present at the meeting were Patrick J. O’Donnell, another stockholder of the Company, the Company’s in-house counsel, Elaine Flud, its outside counsel, William R. Hays, and Mr. Durham’s counsel, Jeffrey M. Sone. At the meeting Mr. Durham discussed his view that the current board should resign and that the board should consist of five to seven persons. Mr. Durham also stated that none of these directors should be current or former officers or directors of the Company and that all of them should be persons either nominated by or representing major stockholders of the Company. Mr. Durham stated his belief that the major stockholders, or their representatives, of the Company were better suited to conduct the Company’s business in the foreseeable future in a manner that maximized the value of the interests of all of the Company’s stockholders than the existing Board of Directors. The Company’s representatives stated that they would be in touch with Mr. Durham.

On April 26, 2007, the Company announced its intention to hold an annual meeting of stockholders prior to June 29, 2007 to elect the entire Board of Directors.

On April 28, 2007, counsel for Mr. Durham sent a letter to the Company’s outside counsel summarizing the April 26th meeting, and reiterating the fact that Mr. Durham believes that the major stockholders of the Company are better suited to conduct the Company's business in the foreseeable future in a manner that maximizes the value of the interests of all of the Company's stockholders than the existing Board of Directors.
.
During April and May, 2007, over several occasions, Mr. Durham held discussions with Mr. Kaiser concerning Mr. Durham’s view that the interests of the Company’s stockholders would be best served by a new board of directors nominated by major stockholders of the Company. During this period, Mr. Durham came to believe that Mr. Kaiser’s continued service as a director of the Company would benefit the Company’s stockholders because of Mr. Kaiser’s knowledge of the Company’s history, his relationship with the Company’s auditors and attorneys, his knowledge of the parties buying the Company’s assets, and his understanding of the remaining assets of the Company.

Mr. Jackson and Sherrian Gunn, the Company’s current Chief Executive Officer, spoke with representatives of MC Investment Partners LLC, including Mr. Rajegowda, by telephone on May 8, 2007. MC Investment’s representatives expressed their desire to have the proceeds of the sale of the Company’s businesses distributed immediately. These representatives also stated that they did not have issues with the Company’s board.

On May 14, 2007, Mr. Kaiser sent a letter to the other directors suggesting that the board reduce the number of directors to three and that Mr. Kesler, Mr. Jackson and Mr. Kaiser serve as the three directors.

Between his meeting with Messrs. Jackson and Kesler on April 26, 2007 and receipt of the letter from the Company on May 18, 2007, described below, Mr. Durham had conversations with several stockholders of the Company regarding his view that a Board of Directors consisting of stockholders with significant investments in the Company, or their nominees, would be more likely to manage the Company in the best interests of all of the stockholders. During those conversations, Mr. Durham mentioned that he would be willing to serve on the Board, that he understood that Mr. Ladin would also be willing to serve, and that he understood that Mr. Kaiser would be willing to continue as a director. Mr. Durham provided a form of letter to several stockholders with the request that they consider transmitting a similar letter to the Company. That letter expressed the view that the best interest of the stockholders of the Company would be served by the immediate election of Mr. Durham and Mr. Ladin to the Board, to serve with Mr. Kaiser as the entire Board until such time as an annual meeting of stockholders were called and held. To the Durham nominees’ knowledge, four stockholders, MC Investment Partners LLC, Moorehead Communications, Bonanza Fund Management LLC and Richard D. Squires, transmitted such a letter to the Company on May 11, 2007, May 14, 2007, May 16, 2007 and May 17, 2007, respectively.

Also during this time period, Mr. Durham received telephone calls from various individual and corporate stockholders inquiring about the state of his efforts to encourage the Company to elect a board consisting of the nominees of stockholders. Mr. Durham would point these stockholders in the direction of public filings related to the Company and state that his efforts to nominate and slate a director comprised of major stockholders were continuing.

On May 18, 2007, the Company sent a letter to Mr. Durham, Mr. Rajegowda and several other stockholders, including MC Investment Partners LLC, Mr. Rajegowda’s employer. In that letter, among other things, the Company stated its intentions to hold an annual meeting to elect the board and to distribute a $1.00 dividend to stockholders after the Securities and Exchange Commission’s investigation relating to the Company’s Asia-Pacific Region was resolved. According to the letter, the current board would consider the election of a new slate of directors if (i) the slate had the written support of holders of a majority of outstanding shares of the Company’s common stock or a lesser amount if the number of shares supporting the slate would, if voted at the annual meeting, be sufficient to ensure the election of the slate against any other slate of nominees; (ii) they included a description of the qualifications of each nominee, his or her affiliations with any stockholders, his or her plans for conducting the dissolution of the Company, including a commitment to the payment of all of the net proceeds to stockholders, and other information required by Article 9(c) of the Company’s Amended and Restated Certificate of Incorporation or the Securities and Exchange Commission’s proxy rules; and (iii) they included an explanation of how they would address the concern that Grant Thornton LLP, the Company’s auditors, and Ms. Gunn had expressed about continuing as the Company’s auditors and as Chief Executive Officer if a new board was elected. The letter also suggested that the annual meeting that the board expected to hold before June 29, 2007 would be delayed. The letter requested a response by June 1, 2007.

On May 18, 2007, counsel for Mr. Durham sent a letter to Mr. Kesler in response to his letter dated May 18, 2007. The letter stated that Mr. Durham was disappointed in the board’s proposal and believed that the board had breached its fiduciary duties by placing new restrictions on a stockholder’s ability to participate in the director nomination process. In the letter, Mr. Sone requested that the Company provide Mr. Durham with copies of all written communications and written summaries of oral communications with Grant Thornton (i) in which Grant Thornton indicates “some concern and uncertainty about continuing as the Company’s auditors if a new Board is elected,” (ii) indicating the persons who Grant Thornton prefers be members of the Board of Directors of the Company, together with an explanation of why Grant Thornton believes those persons are suited to be members of the Board of Directors, and (iii) relating to the make up of the Board of Directors or which seek to influence Grant Thornton’s opinion of Mr. Durham or other prospective nominees for the Board of Directors. Mr. Sone also requested copies of board minutes and other materials relating to the proposal in the May 18th letter.

On May 19, 2007, Mr. Ladin sent a letter to Messrs. Kessler, Jackson and Kaiser repeating the substance of his May 16th letter, that the election of Mr. Durham and Mr. Ladin to the board, to serve along with Mr. Kaiser, would be in the best interests of the stockholders.

On May 22, 2007, outside counsel for the Company sent a letter to counsel for Mr. Durham in response to his May 18th letter to Mr. Kesler. The letter stated that Mr. Durham was free to participate in the director nomination process under the Company’s bylaws, certificate of incorporation or any other applicable law, and that the proposal in the May 18th letter was one means that the nominees could become the only nominees listed in the Company’s proxy statement. The letter also stated that there were no communications with Grant Thornton and members of the board or management where Grant Thornton indicated a concern about continuing as the Company’s auditors if a new board was elected. The letter stated that (i) management orally described to Grant Thornton the concerns certain stockholders expressed about the composition of the Board, (ii) Grant Thornton orally informed management that they do not ordinarily provide services to companies that are in liquidation, but, following their client reacceptance process regarding the Company, they determined that they would continue to represent the Company as a client as it goes through the liquidation process pursuant to the plan approved by the stockholders, (iii) if there were changes to such plan, or if the Company decided not to follow the plan, Grant Thornton would need to reevaluate their client reacceptance decision, (iv) Grant Thornton orally informed management that, as an ordinary part of their practice, when there is a change in management or the board of a client, Grant Thornton performs an evaluation of the client to determine if they will continue as the company’s auditors, (v) Grant Thornton did not orally or in writing indicate any persons they preferred to be members of the Board, and (vi) there are no written communications between Grant Thornton and members of the Company’s Board or management in which Grant Thornton indicates some concern and uncertainty about continuing as the Company’s auditors if a new Board is elected. Also, the Company’s outside counsel represented that Ms. Gunn might reconsider her ability to remain in the same capacity with the Company if the board makeup changed or if the Company decided not to follow the plan of dissolution approved by the stockholders.

Mr. Durham filed a lawsuit on May 25, 2007 in Delaware Chancery Court against the Company seeking to compel the holding of an annual meeting of stockholders. Mr. Durham’s lawsuit sought an order pursuant to Section 211 of the Delaware General Corporation Law compelling the Company to hold an annual meeting of stockholders at which all seats on the Board of Directors shall stand for election. Mr. Durham filed his lawsuit because he had become concerned that the Company might indefinitely delay the holding of an annual meeting of stockholders, notwithstanding its publicly announced commitment to do so. At a scheduled hearing on June 5, 2007, the Company represented to the Delaware Chancery Court that it would set a record date and call an annual stockholder meeting in the immediate future. As a result of the Company’s commitment, Mr. Durham has deferred asking the court for additional relief, although the lawsuit is still pending.

The Nominating Committee slated Mr. Kesler, Mr. Jackson and Mr. Durham on June 5, 2007, and agreed to replace Mr. Durham with Mr. Thompson if Mr. Durham declined to be nominated. Mr. Kaiser was not nominated for reelection by the Nominating Committee. Mr. Kaiser was not in attendance at the Nominating Committee meeting when the nominees were chosen; only the three current nominees of the board, Messrs. Kesler, Jackson and Thompson, were present. As a result, the Durham nominees are unaware of the Nominating Committee’s reasons for declining to nominate Mr. Kaiser for reelection to the Board.

On June 7, 2007, the board met to approve the slate of nominees for director. Messrs. Kesler, Jackson, Thompson and Kaiser were present. While the board approved the nominating committee’s proposal, Mr. Kaiser voted against it. Dr. Feng was unable to attend the meeting, but later voiced his approval of the nominees. During the board meeting, Mr. Durham received a call from Mr. Kesler, asking Mr. Durham to consider being a nominee for director. After the board meeting, Mr. Hays, counsel for the Company, telephoned Mr. Sone, counsel for Mr. Durham, who responded that Mr. Durham would accept nomination if he was allowed to designate a majority of the persons to be nominated for election to the Board. The board did not agree to Mr. Durham’s conditions, and therefore Mr. Kesler, Mr. Jackson and Mr. Thompson were all nominated for reelection.

During the period following Mr. Kaiser’s resignation as President and Chief Executive Officer of the Company and June 19, 2007, he and Mr. Ladin had several telephone conversations regarding the Company’s operations, the prospect for the distribution of a cash dividend to stockholders in the near future, the fact that the Company’s current Board of Directors lacked significant stock ownership of the Company and Mr. Ladin’s belief that a Board consisting of major stockholders or their nominees would be more aggressive on maximizing stockholder value. Mr. Durham also discussed with Mr. Ladin on several occasions during that period Mr. Ladin’s interest in the Company and Mr. Durham’s desire to nominate significant stockholders or their nominees for election to the Board. Mr. Ladin generally agreed with and supported Mr. Durham’s efforts.

Initially, Mr. Ladin agreed to be one of Mr. Durham’s nominees. However, on or about June 18, 2007, Mr. Ladin spoke with Manoj Rajegowda, who expressed an interest in serving on the Board. Following that conversation, Mr. Ladin decided independently that Mr. Rajegowda would be a better representative of stockholders on the Company’s Board of Directors and communicated that belief to Mr. Durham. Thereafter, on June 18, 2007, Mr. Durham and Mr. Rajegowda had a conversation regarding Mr. Rajegowda’s views about the Company and the conduct of its business, and Mr. Durham determined to nominate Mr. Rajegowda as one of three Durham nominees for election to the Board of Directors. Mr. Rajegowda’s employer, MC Investment Partners LLC, is not a party to any agreement with Mr. Durham or Mr. Rajegowda regarding the Company or its affairs, including Mr. Rajegowda’s candidacy as one of the Durham nominees. Mr. Rajegowda does not have the authority to vote Shares held by MC Investment Partners LLC.

On June 19, 2007, Mr. Durham filed preliminary proxy materials with the Securities and Exchange Commission relating to the election of Messrs. Durham, Rajegowda and Kaiser to the Board of Directors. On June 20, 2007, Mr. Durham notified the Company pursuant to Article 9(c) of the Company’s Amended and Restated Certificate of Incorporation of his intent to nominate Messrs. Durham, Rajegowda and Kaiser at the annual meeting of stockholders scheduled for July 29, 2007.

On June 22, 2007, Mr. Sone, on behalf of Mr. Durham, sent a letter to the Company requesting a list of stockholders and other related documents. The Company provided a stockholder list to Mr. Sone on June 29, 2007.

On June 28, 2007, Mr. Sone, on behalf of Mr. Durham spoke with Mr. Hays, counsel for the Company, and proposed that the Company consider nominating a joint slate of nominees with Mr. Durham for election at the annual meeting of stockholders. Mr. Durham proposed that the slate would consist of Messrs. Durham, Kaiser and another party to be selected by the Nominating Committee. The Company declined Mr. Durham’s proposal.

On July 2, 2007, the Company notified Mr. Sone by letter that the nomination of the Durham nominees had been made in accordance with the time and information requirements of Article 9(c) of the Company’s Amended and Restated Certificate of Incorporation.

REASONS WHY DURHAM IS SEEKING TO ELECT
THE ENTIRE BOARD OF DIRECTORS OF CLST

Because the Company has not held an annual stockholder meeting to elect directors since November 5, 2004, Mr. Durham believes that the Company should hold an annual meeting of stockholders to elect the entire Board of Directors. Mr. Durham also believes that the Board of Directors of the Company should consist entirely of persons nominated by stockholders having a significant investment in the Company as opposed to the Company’s nominees whose investment is more modest. Mr. Durham believes that a Board of Directors nominated by stockholders with significant investments in the Company will, because of those investments, be more likely to manage the Company in the best interests of all of the stockholders.

The fact that the Company has not held an annual meeting in nearly three years has denied the Company’s stockholders their statutory right to elect the persons who are responsible for managing the Company for the sole and exclusive benefit of the stockholders. By not holding an annual meeting, the existing members of the Board of Directors were able to extend their control of the Company and its businesses past the times that their respective terms would otherwise have ended.

Mr. Durham believes that the Company will face significant decisions in the near future, specifically with respect to implementing the plan of dissolution and liquidation approved by the Company’s stockholders at the Special Meeting of stockholders held March 28, 2007. If elected, the Durham nominees intend to follow the plan of liquidation approved by the stockholders but expect to review both the manner in which the current Board of Directors has conducted the business of the Company and also the implementation of the plan, to determine the most effective way to maximize stockholder value. Their agenda would include reviewing the Company’s ongoing expenses, operations and obligations with a view to reducing expenses and maximizing distributions to stockholders. Among other matters, the Durham nominees would review the Company’s operational needs and commitments and give consideration to a distribution in the near term in excess of the $1.50 dividend declared by the Company on June 27, 2007. Additionally, the Durham nominees would review the Company’s personnel needs with a view to reducing the company’s cost of operations. Despite Mr. Kaiser’s urging the board, it has been unwilling to subject the Company to the kind of scrutiny that the Durham nominees propose. Mr. Kaiser attempted to influence certain post-closing matters with respect to the Company, but his influence has been limited as the current board has consistently outvoted him on matters relating to implementing the plan of dissolution and liquidation. Among other matters that Mr. Kaiser has been outvoted on are the Board’s desire to reduce the number of its meetings and its agreement granting the Company’s Chief Executive Officer the opportunity to receive special compensation in the event that her employment is terminated following a change in control of the Board. Mr. Kaiser does not, and Mr. Durham and Mr. Rajegowda do not, believe that such a compensation arrangement is appropriate or necessary under the Company’s current circumstances.

The Durham nominees believe that people who have large economic investments in the Company are more likely to make decisions regarding the conduct of the Company’s business that will maximize the value of all of the stockholders’ investments than those who do not. Mr. Durham believes that because the Durham nominees own substantial amounts of the Company’s stock, or are responsible to those who do, they will benefit substantially from reducing the Company’s expenses and accelerating its payments to stockholders. The Company’s nominees do not own substantial amounts of the Company’s stock, and thus their financial benefit from reducing the Company’s expenses and accelerating its payments to stockholder will not be as great. Mr. Durham and the Durham nominees believe that any alignment of the economic interests of the Company’s Board of Directors with those of its stockholders is more likely to result in the maximization of the value of the stockholders’ investments in the Company than other approaches to managing the Company’s affairs.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Durham Nominees

Durham believes that it has nominated a slate of highly qualified nominees who are well suited to represent the Company’s stockholders. The three nominees proposed by Durham are as follows: Timothy S. Durham, Manoj Rajegowda and Robert A. Kaiser. Each nominee has consented to being named in this proxy statement and to serve if elected.

Mr. Durham, 44, is the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc. and Chairman of Fair Holdings, Inc. and has held such positions for more than five years. Mr. Durham also serves as a director of National Lampoon, Inc. and has done so since 2002.

Mr. Rajegowda, 26, is a Senior Analyst at MC Investment Partners LLC, a private equity/hedge fund firm, and has held such position since September 2006. Prior to working for MC Investment Partners LLC, Mr. Rajegowda worked as a contract consultant for Global Environment Fund, a private equity fund, from June 2006 to August 2006 and as an Analyst at Bear, Stearns & Co., an investment banking firm, from June 2004 to December 2005. Prior to working for Bear, Stearns & Co., Mr. Rajegowda received a B.A. from Princeton University in 2002 and a masters in bioscience from Keck Graduate Institute in 2004.

Mr. Kaiser, 53, has served as a director of the Company since May 2, 2005 and also served as Chairman of the Board of Directors of the Company from May 2, 2005 until his resignation on April 17, 2007. Mr. Kaiser also served as Senior Vice President and Chief Financial Officer of the Company from December 21, 2001 until October 2, 2003, when the Board of Directors named him President and Chief Operating Officer of the Company, which he served as until March 30, 2007, when he resigned in connection with the completion of the sale of substantially all of the Company’s assets. Mr. Kaiser was also promoted to Chief Executive Officer on May 1, 2004, with which he served consecutively as President and Chief Operating Officer until March 30, 2007.

Additional Information About The Nominees

There can be no assurance that the election of our nominees will improve the Company's business or otherwise enhance stockholder value. Your vote to elect the nominees will have the legal effect of replacing CLST's three (3) incumbent directors with our nominees.

Other than as stated herein, the nominees will not receive any compensation from Durham for their services as directors of CLST, nor are there any arrangements or understandings between Durham and any of the nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the nominees to be named in this proxy statement and to serve as a director of CLST if elected as such at the Annual Meeting. Except as otherwise provided herein, none of the nominees is a party adverse to CLST or any of its subsidiaries or has a material interest adverse to CLST or any of its subsidiaries in any material pending legal proceedings.

Durham does not expect that the nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GREEN proxy card will be voted for substitute nominees. In addition, Durham reserves the right to nominate substitute persons if CLST makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the nominees. In any such case, Shares represented by the enclosed GREEN proxy card will be voted for such substitute nominees. Durham reserves the right to nominate additional persons if CLST further increases the size of its Board of Directors above its existing size, increases the number of directors whose terms expire at the Annual Meeting or calls a meeting to fill any vacancies on CLST's Board of Directors. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Durham that any attempt to increase the size of CLST's Board of Directors or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of CLST's corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF DURHAM'S NOMINEES ON
THE ENCLOSED GREEN PROXY CARD.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the record date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Stockholders who sell Shares before the record date (or acquire them without voting rights after the record date) may not vote such Shares. Stockholders of record on the record date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the record date.

Stockholders, including those who expect to attend the Annual Meeting, are urged to vote their Shares today by following the instructions for Internet voting detailed on the enclosed GREEN proxy card, by calling the toll−free number contained therein, or by signing, dating and mailing the enclosed GREEN proxy card in the enclosed return envelope Durham, c/o Morrow & Co., Inc., 470 West Avenue, Stamford, CT 06902, in the enclosed postage-paid envelope. Authorized proxies will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of Durham's nominees and in the discretion of the person named as proxy on all other matters as may properly come before the Annual Meeting.

We are asking you to vote FOR the election of Durham's nominees. The enclosed GREEN proxy card may only be voted for our nominees and does not confer voting power with respect to the Company's nominees. Stockholders should refer to the Company's proxy statement for the names, backgrounds, qualifications and other information concerning the Company's nominees. The participants in this Solicitation intend to vote all of their Shares for the election of Durham's nominees and will not vote their Shares in favor of any of CLST's director nominees.

QUORUM

The presence at the Annual Meeting, in person or by proxy, of the holders of at least a majority of the outstanding shares of common stock as of the record date is necessary to constitute a quorum for the conduct of business at the Annual Meeting. Each share of common stock represented at the Annual Meeting in person or by proxy will be counted toward a quorum. Each share of common stock is entitled to one vote with respect to all matters presented for stockholder vote at the Annual Meeting.

VOTES REQUIRED FOR APPROVAL—ELECTION OF DIRECTORS.

As stated in CLST's proxy statement, if a quorum is present at the Annual Meeting, nominees receiving the affirmative vote of the holders of a plurality of CLST's outstanding Shares voting together will be elected as directors of the Company.

ABSTENTIONS

According to CLST's proxy statement, stockholders may vote for or withhold voting for any or all nominees for the Board of Directors. Votes that are withheld will be counted toward the determination of whether a quorum exists, but will not be counted either for or against the election of the nominees and, therefore, will not affect the outcome of the election of directors. “Broker non-votes” (i.e., shares held by brokers or nominees as to which the brokers have no discretionary power to vote on a particular matter and have received no instructions from the persons entitled to vote such shares), if any, will be counted as present for purposes of determining the presence of a quorum. However, for purposes of determining the outcome of any matter as to which the broker has indicated on the Proxy or otherwise advised the Company that it does not have discretionary voting authority, those shares will be treated as not entitled to vote with respect to that matter.

REVOCATION OF PROXIES

Stockholders of CLST may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a later-dated proxy by Internet, by telephone or by mail, or by delivering a written notice of revocation. The delivery of a later-dated proxy that is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Durham in care of Morrow & Co. at the address set forth on the back cover of this proxy statement or to CLST Holdings, Inc., at 601 S. Royal Lane, Coppell, Texas 75019, or any other address provided by CLST. Although a revocation is effective if delivered to CLST, Durham requests that either the original or photostatic copies of all revocations be mailed to Durham in care of Morrow & Co. at the address set forth on the back cover of this proxy statement so that Durham will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the record date of a majority of the outstanding Shares. Additionally, Morrow & Co. may use this information to contact stockholders who have revoked their proxies in order to solicit later-dated proxies for the election of the nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO CLST'S BOARD OF DIRECTORS, PLEASE VOTE YOUR SHARES BY TELEPHONE OR INTERNET, AS DESCRIBED IN THE ENCLOSED GREEN PROXY CARD, OR BY SIGNING, DATING AND RETURNING PROMPTLY THE ENCLOSED GREEN PROXY CARD, IN THE POSTAGE−PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES; EXPENSES

The solicitation of proxies pursuant to this proxy statement is being made by Durham. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Mr. Durham has entered into an agreement with Morrow & Co., Inc. for solicitation and advisory services in connection with this solicitation, for which they will provide us with proxy solicitation services.

The entire expense of soliciting proxies is being borne by Mr. Durham. Because Mr. Durham believes that CLST's stockholders will benefit from the Solicitation, Mr. Durham intends to seek reimbursement from CLST, to the fullest extent permitted by law, of all expenses it incurs in connection with the Solicitation and the filing of the Delaware lawsuit. Mr. Durham does not intend to submit the question of such reimbursement to a vote of security holders of CLST unless otherwise required by law. Costs of this Solicitation are currently estimated to be approximately $250,000. Mr. Durham estimates that through the date hereof, the expenses in connection with this Solicitation are approximately $107,500. Costs incurred in the law suit to date are approximately $15,000. If the annual meeting is held as scheduled, Mr. Durham does not anticipate substantial additional costs in the lawsuit.

EXECUTIVE COMPENSATION

Summary Compensation Table.

The following table sets forth certain information regarding compensation paid to Mr. Kaiser, for each of the Company’s last three fiscal years.

					Long Term
					Compensation			Securities
		Annual			Awards	Restricted		Underlying
Name and		Compensation			Other Annual	Stock		Options/		All Other
Principal Position	Year	Salary		Bonus*	Compensation	Awards(1)		SARs		Compensation
		($)		($)	($)	($)				($)
Robert A. Kaiser (8)(9)	2006	650,000		390,000	—	657,000	(1)(2)	—		22,661	(3)
Chairman and Chief	2005	591,987	(4)(5)	262,500	—	328,078	(1)	142,025	(6)	24,632	(3)(7)
Executive Officer	2004	450,000		180,000	—	—		5,000		15,953	(3)
______________________
(*)	Bonus information includes payments earned in the stated fiscal year but actually paid in the subsequent fiscal year.

(1)	On March 30, 2007, the Restricted Stock Awards vested in connection with the sale of substantially all the assets of the Company on March 30, 2007.

(2)	The value of Mr. Kaiser’s unvested aggregate restricted stock at November 30, 2006, was $851,497.

(3)	Consists of insurance premiums paid by the Company and Company matching contributions to Mr. Kaiser’s 401(k) plan.

(4)
Mr. Kaiser was named Chairman of the Board on May 2, 2005 and assumed responsibility for the Company’s China operations that were previously the responsibility of the Executive Chairman of the Company.  In addition, on May 2, 2005, pursuant to an amendment to his employment agreement, his salary was increased to $650,000.

(5)
Includes amounts paid in December 2004 in connection with a one-time Company buyback of up to 80 hours of unused Personal Time Off (PTO) accrued through November 30, 2004, at 50% of Mr. Kaiser’s normal hourly rate.

(6)
On May 2, 2005, Mr. Kaiser was granted 142,025 stock appreciation rights in tandem with the grant of the same number of shares of restricted stock.  Pursuant to the terms of Mr. Kaiser’s restricted stock award agreement, the stock appreciation rights expired on December 31, 2005.

(7)	Includes expense reimbursement of $10,000 for legal fees related to estate planning.

(8)
Mr. Kaiser served as President and Chief Executive Officer until March 30, 2007, when he resigned in connection with the completion of the sale of substantially all of the Company’s assets.  Mr. Kaiser served as Chairman of the Board of Directors until April 17, 2007.

(9)	Information in this table is provided in reliance on the Company’s proxy statement filed on July 6, 2007.

Outstanding Equity Awards for Fiscal Year End November 30, 2006.

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for Mr. Kaiser as of November 30, 2006.

	Option Awards							Stock Awards
Equity
Incentive
Plan
					Equity							Awards:	Equity Incentive
					Incentive Plan							Number of	Plan Awards:
					Awards:					Market		Unearned	Market or Payout
	Number of		Number of		Number of			Number of		Value of		Shares,	Value of
	Securities		Securities		Securities			Share or		Shares or		Units or	Unearned Shares,
	Underlying		Underlying		Underlying			Units of		Units of		Other	Units or Other
	Unexercised		Unexercised		Unexercised	Option	Option	Stock That		Stock That		Rights That	Rights That
	Options (#)		Options (#)		Unearned	Exercise	Expiration	Have Not		Have Not		Have Not	Have Not
Name	Exercisable		Unexercisable		Options (#)	Price ($)	Date	Vested (#)		Vested ($)		Vested (#)	Vested ($)

Robert A. Kaiser	80,000	(1)	—		—	$4.60	12/11/2011	94,684	(4)	$329,500	(5)	—	—
	37,500	(2)	12,500	(2)	—	$5.45	1/21/2013	150,000	(6)	522,000	(5)	—	—
	5,000	(3)	—		—	$11.90	2/22/2014	—		—		—	—

(1)	The right to exercise 20,000 shares vested each of December 11, 2002, December 11, 2003, December 11, 2004 and December 11, 2005.

(2)	The right to exercise 12,500 shares vested each of January 21, 2004, January 21, 2005 and January 21, 2006. The right to exercise an additional 12,500 shares vested January 21, 2007.

(3)	The right to exercise 1,250 and 3,750 shares vested on February 23, 2005 and February 23, 2006, respectively.

(4)
On May 2, 2005, Mr. Kaiser was granted 142,025 stock appreciation rights in tandem with the grant of the same number of shares of restricted stock.  Pursuant to the terms of Mr. Kaiser’s restricted stock award agreement, the stock appreciation rights expired on December 31, 2005. One third of the shares vested on May 1, 2006. On March 30, 2007, the balance of the restricted stock awards vested in connection with the sale of substantially all the assets of the Company on March 30, 2007.

(5)	The closing price for the Common Stock as reported by the Nasdaq Stock Market on November 30, 2006, the last trading day of fiscal 2006, was $3.48.

(6)	50,000 shares vested on March 6, 2007, and the balance vested on March 30, 2007 in connection with the sale of substantially all of the assets of the Company.

Option Exercises and Stock Vested During 2006 Fiscal Year.

During the fiscal year ended November 30, 2006, Mr. Kaiser did not exercise any options or stock appreciation rights nor did he receive any shares from the vesting of stock awards.

Compensation of Directors.

No options were granted to directors in fiscal 2006. Directors who are also employees of the Company receive no additional compensation for serving as directors.  Mr. Kaiser was both an executive officer and a director in fiscal 2006. All directors of the Company are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to, and attendance at, meetings of the Board of Directors or committees thereof.  According to CLST’s proxy statement, there were no other arrangements pursuant to which any director was compensated for any service provided as a director during fiscal 2006, other than as provided in such proxy statement with respect to non-employee directors.

Employment Contracts and Termination of Employment and Change in Control Arrangements.

The Company maintained an employment agreement with Mr. Kaiser (an “Agreement”).  Mr. Kaiser’s Agreement was terminated on March 30, 2007. Mr. Kaiser resigned from his respective position with the Company in connection with the completion of the sale of substantially all of the Company’s assets on March 30, 2007.  In connection with the resignation, the Company paid Mr. Kaiser, $3,620,000.

Chief Executive Officer’s Fiscal 2006 Compensation.

Mr. Kaiser was appointed Chief Executive Officer of the Company in May 2004.  Mr. Kaiser’s Employment Agreement was amended effective May 2, 2005, at which time his salary was increased from $450,000 to $650,000, and Mr. Kaiser assumed responsibility for the Company’s operations in the Asia-Pacific Region.  In addition, for fiscal 2006, Mr. Kaiser was awarded a bonus of $390,000 based on the achievement of certain criteria, including the achievement of certain financial goals, the successful implementation of business and strategic objectives, and the successful completion of the 2006 audit.  70% of Mr. Kaiser’s bonus would be based on the achievement of certain financial goals, specifically 35% of Mr. Kaiser’s bonus would be earned for achievement of profit after tax of $2.3 million, 17.5% if cash flow from operations was $3.5 million or greater,  and 17.5% for a return on capital employed in an amount to be determined.  24% of Mr. Kaiser’s bonus would be based on new business and company strategy, including 6% to retain or replace the lock/line business, 6% to expand the Company’s business with LG Electronics, a manufacturer of cellular telephones, by 15%, 6% for obtaining additional mobile virtual network operators as customers of the Company, and 6% for securing a Motorola distribution agreement in Latin America and the United States.  The final six percent 6% of Mr. Kaiser’s bonus would be based upon no material weakness from the 2006 audit. Also for fiscal year 2006, Mr. Kaiser received Restricted Stock Awards which vested on March 30, 2007, in connection with the sale of substantially all the assets of the Company on March 30, 2007. See “Summary Compensation Table” above for more information.

OTHER PARTICIPANT INFORMATION

The following are deemed to be “participants” in this proxy solicitation as such term is defined under Regulation 14A of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc., a holding company that typically invests in manufacturing and transportation companies, and as Chairman of Fair Holdings, Inc., a financial services company. The address of the principal offices of Obsidian Enterprises, Inc. and Fair Holdings, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. As of the date hereof, Mr. Durham beneficially owns 773,401 Shares. Mr. Durham is party to a Joint Filing Agreement with respect to the Company’s Shares with Patrick O'Donnell, Henri B. Najem, Jr., Anthony P. Schlichte, David Tornek, Neil E. Lucas, Terry G. Whitesell, and Jonathan B. Swain, entered into March 3, 2006, whereby each of the parties agrees and consents to the filing of a single Schedule 13D and any and all future amendments thereto with the Securities and Exchange Commission on behalf of the parties in connection with their beneficial ownership of securities of the Company. For information regarding the purchases and sales of securities of CLST common stock by Mr. Durham during the past two years, see Schedule I.

Mr. Rajegowda is a citizen of the United States and his principal address is 1050 Island Ave., Unit 618, San Diego, CA 92101. Mr. Rajegowda serves as a Senior Analyst at MC Investment Partners LLC. The address of the principal offices of MC Investment Partners LLC is 12625 High Bluff Drive, Suite 110G, San Diego, CA 92130. As of the date hereof, Mr. Rajegowda does not beneficially own any Shares of the Company. MC Investment Partners LLC beneficially owns 597,907 Shares. Mr. Rajegowda expects that MC Investment Partners LLC will use its Shares to vote in favor of him, but he does not have the power to direct the vote of such Shares nor has he entered into any agreement with MC Investment Partners LLC relating to the voting of its Shares.

Mr. Kaiser is a citizen of the United States and his principal address is 601 S. Royal Lane, Coppell, Texas 75019. Mr. Kaiser recently resigned as an officer of the Company on March 30, 2007 but remains a director of the Company. As of the date hereof, Mr. Kaiser beneficially owns 332,423 Shares, which includes 36,901 Shares held by Higher Ground Investments, L.P., a family partnership controlled by Mr. Kaiser and his wife, as well as options exercisable within sixty days (60) to purchase 135,000 Shares. For information regarding the purchases and sales of securities of CLST common stock by Mr. Kaiser during the past two years, see Schedule I.

Except as set forth in this proxy statement (including Schedules I and II hereto):

(i)	during the past 10 years, no participant in this Solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(ii)	no participant in this Solicitation directly or indirectly beneficially owns any securities of CLST;

(iii)	no participant in this Solicitation owns any securities of CLST which are owned of record but not beneficially;

(iv)	no participant in this Solicitation has purchased or sold any securities of CLST during the past two years;

(v)
no part of the purchase price or market value of the securities of CLST purchased or sold within the past two years by any participant in this Solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, except Mr. Durham holds his Shares in accounts subject to customary margin agreements;

(vi)
no participant in this Solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of CLST, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

(vii)	no associate of any participant in this Solicitation owns beneficially, directly or indirectly, any securities of CLST;

(viii)	no participant in this Solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of CLST;

(ix)
no participant in this Solicitation or any of his associates had a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of CLST’s last fiscal year, or had a direct or indirect material interest in any currently proposed transaction, or series of similar transactions, to which CLST or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000;

(x)
no participant in this Solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by CLST or its affiliates, or with respect to any future transactions to which CLST or any of its affiliates will or may be a party; and

(xi)
no person, including the participants in this Solicitation, who is a party to an arrangement or understanding pursuant to which the nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

Schedule I attached hereto sets forth, as to each participant, all purchases and sales of securities of CLST effected during the past two years.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of the Company’s Common Stock and other equity securities of the Company.  Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file.

Based solely on the Company’s review of such forms furnished to the Company, Mr. Kaiser did not timely file one Form 4 with respect to the withholding of shares to satisfy tax liability incurred upon the vesting of his restricted stock on May 2, 2006.

OTHER MATTERS AND ADDITIONAL INFORMATION

Durham is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, of which Durham is not aware a reasonable time before this Solicitation, be brought before the Annual Meeting, the person named as a proxy on the enclosed GREEN proxy card will vote on such matters in their discretion.

Durham has omitted from this proxy statement certain disclosures required by applicable law that are already included in the Company's proxy statement. This disclosure includes, among other things, biographical information on CLST's directors and executive officers, the dollar range of Shares owned by directors of the Company, and information on committees of CLST's Board of Directors. Stockholders should refer to CLST's proxy statement in order to review this disclosure.

See Schedule II of this proxy statement for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of CLST.

The information concerning CLST contained in this proxy statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. Although Durham does not have any information that would indicate that any information contained in this proxy statement that has been taken from such documents is inaccurate or incomplete, Durham does not take any responsibility for the accuracy or completeness of such information.

TIMOTHY S. DURHAM JULY [ ], 2007

SCHEDULE I
Purchases and Sales of Participants in the Common Stock of CLST
During the Past Two Years

Timothy S. Durham:

Date of Transaction	Nature of Transaction	Number of Shares of Common Stock
5/3/2007	Sale	30,000
5/4/2007	Sale	30,000
5/9/2007	Sale	20,000
5/11/2007	Sale	30,000
5/15/2007	Sale	10,000
5/16/2007	Sale	10,000
5/17/2007	Sale	10,000
5/21/2007	Sale	10,000
5/30/2007	Sale	10,000
5/31/2007	Sale	5,000
02/14/2006	Purchase	10,000
02/23/2006	Purchase	20,000
12/19/2006	Purchase	50,000
12/21/2006	Purchase	50,000

Robert A. Kaiser:

Date of Transaction	Nature of Transaction	Number of Shares of Common Stock
03/07/2006	Purchase	150,000
05/02/2006	Sale	12,521
01/23/2007	Purchase	34,821
01/23/2007	Sale	34,821
03/07/2007	Sale	13,225
03/30/2007	Sale	34,511
03/30/2007	Sale	36,450

SCHEDULE II

INFORMATION IN THE FOLLOWING TABLES, EXCEPT WITH RESPECT TO THE PARTICIPANTS,
IS DERIVED FROM THE COMPANY'S PROXY STATEMENT FILED WITH
THE SECURITIES AND EXCHANGE COMMISSION ON [                  ], 2007

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF CLST

The following table sets forth information with respect to the number of shares of common stock beneficially owned as of June 27, 2007, by each person known by the Company to beneficially own more than 5% of the outstanding shares of common stock.  Unless otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Michael A. Roth and Brian J. Stark c/o Stark Investments 3600 South Lake Drive St. Francis, Wisconsin 53235	3,262,254	(2)	15.9%

Timothy S. Durham, Patrick J. O’Donnell, Henri B. Najem, Jr., Anthony P. Schlichte, David Tornek, Neil E. Lucas, Terry G. Whitesell, and Jonathan B. Swain 111 Monument Circle, Suite 4800 Indianapolis, Indiana 46204-2415	1,882,441	(3)	9.2%

____________________
(1)	Based on 20,553,205 shares outstanding as of June 27, 2007.

(2)
Based on a Form 4 filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2007, by Michael A. Roth and Brian J. Stark, filing as joint filers pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act” ).  Mr. Roth and Mr. Stark reported shared voting and dispositive power with respect to all shares owned in an amended Schedule 13G filed on February 14, 2007.

(3)
Timothy S. Durham, Patrick J. O’Donnell, Henri B. Najem, Jr., Anthony P. Schlichte, David Tornek, Neil E. Lucas, Terry G. Whitesell, and Jonathan B. Swain file as joint filers pursuant to Rule 13d-1(k) under the Exchange Act.  Based on an amended Schedule 13D filed with the SEC on June 25, 2007, each individual owner reported sole voting and dispositive power with respect to his individual shares.

SECURITY OWNERSHIP OF MANAGEMENT OF CLST

The following table sets forth information with respect to the number of shares of common stock beneficially owned as of June 27, 2007, by (i) each individual acting as the Company’s Chief Executive Officer, or in a similar capacity, during fiscal 2006, and each of the Company’s four other most highly compensated executive officers who were serving as such on November 30, 2006, based on salary and bonus earned during fiscal 2006 (collectively, the “Named Executive Officers”); (ii) each current director of the Company and (iii) all directors and executive officers of the Company as a group.  Unless otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Robert A. Kaiser	332,423	(2)	1.6%
Michael J. Farrell	58,537		*
Elaine Flud Rodriguez	30,541		*
Raymond L. Durham	29,403		*
Juan Martinez Jr.	10,269		*
Da Hsuan Feng	14,000		*
John L. (“J.L.”) Jackson	49,250		*
Dale V. Kesler	47,450	(3)	*
Jere W. Thompson	47,740	(4)	*
Sherrian Gunn	9,534		*
Current Directors and Executive Officers as a Group	494,122	(5)	2.4%

_____________________________
*Less than 1%.

(1)	Based on 20,553,205 shares outstanding as of June 27, 2007.

(2)	Includes 36,901 shares held in a partnership controlled by Mr. Kaiser and his wife. Includes options exercisable within sixty days (60) to purchase 135,000 Shares.

(3)
Includes 200 shares held jointly with Mr. Kesler’s wife, 1,500 shares subject to options granted under the Directors’ Plan, 32,000 shares subject to options granted under the 1993 Plan and 1,250 shares subject to options granted under the 2003 Plan, all of which options are exercisable within 60 days.

(4)
Includes 1,500 shares subject to options granted under the Directors’ Plan, 32,000 shares subject to options granted under the 1993 Plan and 1,250 shares subject to options granted under the 2003 Plan, all of which options are exercisable within 60 days.

(5)	Includes shares subject to options and shares of common stock held by directors and Named Executive Officers more fully described in footnotes 2 through 4 above.

IMPORTANT
YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

If you have already sent a proxy card furnished by CLST's management to CLST, you have every right to change your vote by signing, dating and returning the enclosed GREEN proxy card or by following the instructions for telephone or internet voting detailed thereon. Only your latest dated proxy card counts.

YOU MAY VOTE YOUR SHARES BY TELEPHONE OR INTERNET, AS DESCRIBED IN THE ENCLOSED GREEN PROXY CARD, OR BY SIGNING, DATING AND RETURNING TODAY THE ENCLOSED GREEN PROXY CARD, MARKED FOR THE ELECTION OF DURHAM'S NOMINEES.

o If your Shares are registered in your own name, you may vote your Shares by following the instructions for Internet voting detailed on the enclosed GREEN proxy card, by calling the toll−free number contained therein, or by signing, dating and mailing the enclosed GREEN proxy card in the enclosed return envelope to Durham, c/o Morrow & Co., Inc., in the enclosed postage-paid envelope today.

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please provide your broker or bank with voting instructions to vote on your behalf the GREEN proxy card. In addition, if you hold your Shares in a brokerage or bank account, your broker or bank may allow you to provide your voting instructions by telephone or Internet. Please consult the materials you receive from your broker or bank prior to authorizing a proxy by telephone or Internet. Durham urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to Durham, c/o Morrow & Co., Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Durham’s proxy materials, please call
Morrow & Co., Inc. at the phone numbers listed below.

Morrow & Co., Inc.

470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400
Stockholders Call Toll Free: (800) 607-0088

CLST Holdings, Inc.	Vote by Telephone
c/o Corporate Election Services P. O. Box 1150 Pittsburgh, PA 15230	Have this proxy card available when you call the Toll-Free number 1-888-693-8683 using a touch-tone telephone and follow the simple instructions presented to you.
Vote by Internet
Have this proxy card available when you access the website www.cesvote.com and follow the simple instructions presented to you.
Vote by Mail
Please mark, sign and date your proxy card and return it in the postage-paid envelope provided or return it to: Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230.

We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.

Your Internet or telephone vote must be received by 11:59 p.m. Eastern Daylight Time on July 30, 2007 in order to be counted in the final tabulation.

Your Internet or telephone vote authorizes the named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

▼ TO VOTE BY MAIL, PLEASE DETACH CARD HERE AND RETURN IT IN THE ENVELOPE PROVIDED. ▼

1.	Election of directors:
(i)	Robert A. Kaiser as the Class I director for a term of one year;
(ii)	Manoj Rajegowda as the Class II director for a term of two years;
(iii)	Timothy S. Durham as the Class III director for a term of three years; and in each case, until their successors are elected and qualified.

☐	FOR all nominees listed above	☐	WITHHOLD AUTHORITY
	(except as marked to the contrary)		to vote for all nominees listed above

INSTRUCTIONS: To withhold authority to vote for any Individual nominee, check the “FOR” box above and strike a line through that nominee’s name.)

The Proxies are authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

Signature

Signature if held jointly

Dated:_____________________________________________________ ,2007

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

YOUR VOTE IS IMPORTANT!

If you do not vote by Internet or telephone, please sign and date this proxy card and return it in the enclosed postage-paid envelope to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230, so your shares are represented at CLST Holdings, Inc. 2007 Annual Meeting.

▼ TO VOTE BY MAIL, PLEASE DETACH CARD HERE AND RETURN IT IN THE ENVELOPE PROVIDED. ▼

Green Proxy Card

CLST HOLDINGS, INC.
2007 ANNUAL MEETING OF STOCKHOLDERS

This Proxy is Solicited on Behalf of Timothy S. Durham, Manoj Rajegowda and Robert A. Kaiser

The undersigned stockholder(s) of CLST Holdings, Inc., a Delaware corporation (the “Company”), hereby appoints Timothy S. Durham, as attorney-in-fact and proxy of the undersigned, with full power of substitution, to represent and to vote all shares of common stock of the Company that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at the Hilton Dallas Lincoln Centre, 5410 LBJ Freeway, Dallas, Texas, on Tuesday, July 31, 2007, at 10:00 a.m., Dallas Time, and at any adjournment thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this Proxy will be voted FOR each of the nominees listed on the reverse. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

The Board of Directors recommends that the stockholders vote FOR each of the nominees listed. Please review carefully the Proxy Statement delivered with this Proxy.

CONTINUED ON REVERSE SIDE.